Exhibit 99.2

LeddarTech Enters into Amendments to Credit Facility and Bridge Financing Offer

QUEBEC CITY, Canada, December 9, 2024 — LeddarTech® Holdings Inc. (“LeddarTech”) (Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-based low-level sensor fusion and perception software technology, LeddarVision™, today announced that LeddarTech and Texas Instruments (“TI”) have entered into a strategic collaboration agreement and a software license agreement to enable a comprehensive, integrated platform solution for advanced driver assistance systems (ADAS) and autonomous driving (AD) markets. Under the license agreement, TI has agreed to make advanced royalty payments to catalyze joint commercialization.

In connection with the collaboration and license agreements with TI and the advanced royalty payments provided thereunder (the “TI Pre-paid Royalty Fee”), LeddarTech entered into:

●	a fourteenth amending agreement (the “Fourteenth Amending Agreement”) with Fédération des caisses Desjardins du Québec (“Desjardins”) with respect to the amended and restated financing offer dated as of April 5, 2023 (the “Desjardins Credit Facility”), pursuant to which Desjardins has agreed to, among other things: (i) temporarily postpone payment of interest for the months of July through December 2024 until the earlier of (x) the date of the final disbursement of one or several equity investments in the borrower for minimum gross proceeds amount of US$35,000,000 in the aggregate (the “Short-Term Outside Date”), and (y) January 31, 2025 assuming the disbursement to LeddarTech of the full first installment of the TI Pre-paid Royalty Fee; and (ii) temporarily suspend the minimum cash covenant under the Desjardins Credit Facility until the earlier of (x) December 13, 2024, and (y) the date of disbursement to LeddarTech of the full first installment of the TI Pre-paid Royalty Fee, after which time LeddarTech will be required to maintain a minimum cash balance of C$1,000,000 until the earlier of (x) the Short-Term Outside Date, and (y) January 31, 2025, and a minimum cash balance of C$5,000,000 at all times after such date.

●	a second amending agreement (the “Second Amending Agreement”) with the initial bridge lenders and certain members of management and the board of directors (collectively, the “Bridge Lenders”) with respect to the bridge financing offer dated as of August 16, 2024 (the “Bridge Financing Offer”) pursuant to which the Bridge Lenders have agreed, among other things, to extend the maturity of the bridge loan to December 13, 2024, which date will automatically be extended upon the disbursement by TI to LeddarTech of the full first installment of the TI Pre-paid Royalty Fee, to the earlier of (x) January 31, 2025 and (y) the business day following the Short-Term Outside Date.

The Fourteenth Amending Agreement to the Desjardins Credit Facility also provides for a monthly payment by LeddarTech to Desjardins of C$125,000 until the Short-Term Outside Date, which payments will be due and payable on the earlier of the Short-Term Outside Date and December 13, 2024, provided that if the full first installment of the TI Pre-paid Royalty Fee is received on or before December 13, 2024, the deferral will extend to the earlier of (x) the Short-Term Outside Date, and (y) January 31, 2025.

The foregoing descriptions of the Fourteenth Amending Agreement to the Desjardins Credit Facility and the Second Amending Agreement to the Bridge Financing Offer do not purport to be complete and are qualified in their entirety by reference to such amendments, copies of which will be filed under LeddarTech’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov, respectively.

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 170 patent applications (87 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

LeddarTech might, in the scope of collaborations, partnerships and projects, from time to time, collect with test vehicles personal information, i.e., information that directly or indirectly identifies members of the public. Collected personal information may be processed, used, stored and communicated by LeddarTech within the scope of developing and training our software and products. For further information about the processing activities, which include the collection, use, storage and communication of the personal information, as well as the associated personal information protection rights and how to exercise them, please consult LeddarTech’s Privacy Policy.

Additional information about LeddarTech is accessible at www.LeddarTech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Forward-Looking Statements

Certain statements contained in this Press Release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the possibility that anticipated benefits of LeddarTech’s recent business combination will not be realized; (ii) the risk that shareholder litigation in connection with the business combination or other settlements or investigations may result in significant costs of defense, indemnification and liability; (iii) changes in general economic and/or industry-specific conditions; (iv) possible disruptions from the business combination that could harm LeddarTech’s business; (v) the ability of LeddarTech to retain, attract and hire key personnel; (vi) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties; (vii) potential business uncertainty, including changes to existing business relationships following the business combination that could affect LeddarTech’s financial performance; (viii) legislative, regulatory and economic developments; (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak or escalation of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; (x) access to capital and financing and LeddarTech’s ability to maintain compliance with debt covenants; (xi) LeddarTech’s ability to execute its business model, achieve design wins and generate meaningful revenue; and (xii) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors contained in LeddarTech’s Annual Report on Form 20-F for the fiscal year ended September 30, 2023. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Daniel Aitken, Vice-President, Global Marketing, Communications and Investor Relations, LeddarTech Holdings Inc. Tel.: + 1-418-653-9000 ext. 232 daniel.aitken@LeddarTech.com

●	Investor relations website: investors.LeddarTech.com

●	Investor relations contact: Kevin Hunt, ICR Inc. kevin.hunt@icrinc.com

●	Financial media contact: Dan Brennan, ICR Inc. dan.brennan@icrinc.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”

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